

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 7, 2017

Robert R. Hill, Jr.
Chief Executive Officer
South State Corporation
520 Gervais Street
Columbia, SC 29201

   Re: **South State Corporation**
     Registration Statement on Form S-4
     Filed July 14, 2017
     File No. 333-219299

Dear Mr. Hill:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1. Please provide Park Sterling´s shareholders an opportunity to express their views separately on the amendment to the South State articles to increase its authorized shares, as outlined in Proposal 2 to South State´s shareholders. In this regard, we note your disclosure on page 39 that South State currently has a sufficient number of authorized and unissued shares of its common stock to complete the merger. Please refer to Question 201.01 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (Updated October 27, 2015), which is available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Matthew M. Guest, Esq.